                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                  SCHEDULE 13D
                               (Amendment No. 6)

                   Under the Securities Exchange Act of 1934


                             DART GROUP CORPORATION
                                (Name of Issuer)


                  Class A Common Stock, par value $1 per share
                         (Title of Class of Securities)


                           237415-10-4 (CUSIP Number)


                                 Ronald S. Haft
                          2435 California Street, N.W.
                             Washington, D.C. 20008
                                 (202) 234-9393
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                             Stuart M. Grant, Esq.
                        Blank, Rome, Comisky & McCauley
                         1220 Market Street, Suite 800
                           Wilmington, Delaware 19801
                                 (302) 425-6400

                                October 6, 1995
            (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement: /  /


This Report contains 8 pages.                                  Page 1 of 8 Pages
                             Exhibit index appears on page 7


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CUSIP No. 237415-10-4             13D-Amend.6                  Page 2 of 8 Pages



(1)              Name of Reporting Person
                 S.S. or I.R.S. Identification No. of Above Person

                          Ronald S. Haft
                          S.S. No. ###-##-####

(2)              Check the Appropriate Box if a Member of a Group (See Instructions)

/  /             (a)      N/A

/  /             (b)      N/A

(3)              SEC Use Only
                              -----------------------------------------------------------------------------------------------------

                 ------------------------------------------------------------------------------------------------------------------

(4)              Source of Funds (See Instructions)                 PF;OO;SC

(5)              Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
                 2(e). /  /

(6)              Citizenship or Place of Organization       U.S.A.


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Number of        (7)      Sole Voting Power                 33,333
Shares
Beneficially     (8)      Shared Voting Power               0
Owned By
Each             (9)      Sole Dispositive Power            407,818
Reporting
Person           (10)     Shared Dispositive Power          0
With

-------------
(11)             Aggregate Amount Beneficially Owned By Each Reporting Person: 407,818

(12)             Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) /  /

(13)             Percent of Class Represented by Amount in Row (11) 20.9%

(14)             Type of Reporting Person (See Instructions)        IN

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CUSIP No. 237415-10-4               13D-Amend.6                Page 3 of 8 Pages




The following items of the Schedule 13D relating to the Class A Common Stock $1 per share par value (the "Class A Common Stock"), of Dart Group Corporation, a Delaware Corporation (the "Issuer" or "Dart"), with its principal executive offices located at 3300 75th Avenue, Landover, Maryland 20785, are amended to include the following disclosure:

Item 4.  Purpose of Transaction.

         On October 6, 1995, Ronald S. Haft ("RSH") entered into a Settlement Agreement of certain litigation with the Issuer for, among other reasons, the purpose of resolving all of RSH's present and future claims to voting control of the Issuer on the terms set forth in the Settlement Agreement.

         Pursuant to the terms of the Settlement Agreement the following transactions, among others, occurred:

                 1. RSH's existing option to acquire 197,048 shares of the Issuer's Class B Common Stock (the "Option Shares") was amended to increase the exercise price from $89.65 per share to $140 per share.

                 2. RSH acquired the Option Shares for an aggregate purchase price of $27,586,720.

                 3. RSH resigned all of his positions as a director or officer of the Issuer and its subsidiaries, effective 30 days after October 6, 1995, unless, on such thirtieth day a preliminary or permanent injunction is in effect prohibiting performance of the Settlement Agreement, in which case, RSH's resignation will become effective on the first day on which no such preliminary or permanent injunction is in effect.

                 4. RSH assigned and transferred to the Issuer 172,730 shares of Class B Common Stock that were subject to a proxy held by Herbert H. Haft.

                 5. In exchange for the assignment and transfer to the Issuer of such 172,730 shares of Class B Common Stock, the Issuer (upon receipt of Board of Director approval on October 8, 1995) issued to RSH 288,312 shares of Dart Class A Common Stock.

                 6. All outstanding options held by RSH to purchase shares of Dart and its affiliated companies were canceled.

                 7. RSH executed and delivered a certain Voting Trust Agreement, a certain Buy/Sell/Offering Agreement (the "Buy-Sell Agreement") and a certain Stock and Trust Certificate Pledge Agreement (the "Pledge Agreement"), certain terms of which are described under
         Item 6.

Item 5.  Interest in Securities of the Issuer.

         As of October 8, 1994, RSH beneficially owned 407,818 shares of Class A Common Stock representing approximately 20.9% of the 1,948,990 shares of Class A Common Stock outstanding as of July 31, 1995 (as adjusted to reflect the issuance to RSH of 288,312 shares), as reported in the Issuer's Form 10-Q for the quarterly period ending July 31, 1995. RSH has no power to vote or to direct the vote of the shares of Class A Common Stock beneficially owned by him. RSH has sole

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CUSIP No. 237415-10-4             13D-Amend.6                  Page 4 of 8 Pages




power to dispose or to direct the disposition (subject to the terms of the Voting Trust Agreement and the rights of the Issuer set forth in the Pledge Agreement) of the shares of Class A Common Stock beneficially owned by him.

         Of the 407,818 shares of Class A Common Stock beneficially owned by RSH, 288,312 shares were issued to RSH on October 8, 1995 by the Issuer in exchange for the assignment and transfer to the Issuer by RSH of 172,730 shares of Class B Common Stock. This exchange was consummated pursuant to the terms of the Settlement Agreement.

         Pursuant to the Voting Trust Agreement, cash dividends or distributions paid upon or in respect of any shares deposited by RSH in the Voting Trust (including the shares of Class A Common Stock beneficially owned by RSH) (the "Trust Shares") are to be paid as follows:

                 (i) to the extent that such cash dividends or distributions paid on the Trust Shares in any calendar year during the term of the Voting Trust Agreement total thirty cents or less per Trust Share, all of such cash dividends or distributions are to be paid to RSH;

                 (ii) to the extent that in any calendar year during the term of the Voting Trust Agreement there are cash dividends or distributions paid on the Trust Shares in excess of thirty cents per Trust Share, then one-half of such excess is to be paid to RSH and the other half is to be applied by the Voting Trustees first, to pay or reimburse Dart for the fees and expenses of the Voting Trustees under the Voting Trust Agreement and second, to be deposited by the Voting Trustees in one or more interest-bearing deposit accounts and, upon such deposit, to become part of the Trust Shares.

         Pursuant to the Buy-Sell Agreement, any purchase price required to be paid by the Issuer upon the Issuer's acquisition of any of the shares of the Issuer's Class A Common Stock or Class B Common Stock which are subject to the Buy-Sell Agreement is required to be credited against the obligations of RSH to the Issuer pursuant to promissory notes in the principal amounts of $23,389,672 and $37,740,162.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The purchase price for the Option Shares was paid by RSH making a cash payment to the Issuer of $197,048 and delivering a promissory note in the principal amount of $27,389,672. The note is due June 30, 2000, subject to earlier mandatory prepayment in the event of disposition pursuant to the Buy-Sell Agreement of the shares of stock held by the Voting Trustees.
Interest on the note accrues at an annual rate of 8% and is due and payable on maturity.

         Pursuant to the terms of the Settlement Agreement, RSH executed and delivered a Voting Trust Agreement and delivered to the Voting Trustees under the Voting Trust Agreement 222,294 shares of Dart Class B Common Stock (which includes the Option Shares issued to RSH on October 6, 1995 pursuant to the terms of the Settlement Agreement) and 374,485 shares of Dart Class A Common Stock (which includes 288,312 shares of Dart Class A Common Stock issued to RSH on October 8, 1995 in exchange for 172,730 shares of Class B Common Stock transferred by RSH to Dart on October 6, 1995 pursuant to the terms of the Settlement Agreement). RSH has agreed to assign to the Voting Trustees an additional 33,333 shares of Dart Class A Common Stock that are currently pledged as security for bank debt of RSH. The Voting Trustees are entitled to vote the

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CUSIP No. 237415-10-4              13D-Amend.6                 Page 5 of 8 Pages




shares delivered to them by RSH, to the full extent such shares are entitled to vote, on all matters submitted to Dart's stockholders, in such manner as the Voting Trustees deem, in their sole and absolute discretion, to be in the best interests of Dart and all of its shareholders as a single class. The initial Voting Trustees are Larry G. Schafran and Sidney B. Silverman. It is contemplated that within 90 days after October 6, 1995, Mr. Schafran and Mr. Silverman will agree upon the appointment of a permanent replacement Voting Trustee. In the event of their failure to appoint a replacement voting trustee, the parties to the Voting Trust Agreement will seek to have a permanent trustee appointed by the Delaware Court of Chancery.

         Pursuant to the terms of the Settlement Agreement, RSH executed and delivered a Stock and Trust Certificate Pledge Agreement (the "Pledge Agreement"). All trust certificates issued to RSH to evidence his beneficial interest in the Voting Trust have been pledged by RSH to Dart and certain affiliates of Dart as collateral security for certain obligations of RSH to Dart and certain affiliates. RSH has agreed that without the consent of Dart he will not sell, transfer, pledge or otherwise dispose of any of the collateral pledged to Dart and its affiliates pursuant to the Pledge Agreement, except as permitted by the terms of the Buy-Sell Agreement.

         Pursuant and subject to the terms of the Buy-Sell Agreement, at any time after December 31, 1996 and prior to January 1, 2000, RSH may exercise an option to cause Dart to purchase all of the shares of Class A Common Stock and Class B Common Stock held in the Voting Trust. If RSH does not exercise his option, Dart will have the right to cause RSH to sell the shares to Dart during the first seven months of the year 2000. The per share purchase price for the Class A Common Stock is $83.875 plus interest (compounded annually) accrued at a rate of 8.0% per annum from October 6, 1995 through the date the shares are purchased. The per share purchase price for the Class B Common Stock is $154.13 plus interest (compounded annually) accrued at a rate of 8% per annum for any period during which Dart may elect not to accept delivery of the Class B shares pursuant to the terms of the Buy-Sell Agreement.

         RSH has agreed that, except for the shares of Dart Class A Common Stock and Dart Class B Common Stock he currently owns of record or beneficially, he will not acquire or own, or offer or agree to purchase, acquire or own, any securities of Dart or its affiliates.

Item 7.  Material to be Filed as Exhibits.

         1.      Letter dated September 6, 1994, from Ronald S. Haft to Herbert
                 H. Haft*

         2. Letter dated September 6, 1994 from Ronald S. Haft to members of the Board of the Issuer.*

         3.      July 28, 1993 proxy from Ronald S. Haft to Herbert Haft.*

         4.      July 28, 1993 note from Ronald S. Haft to Herbert Haft.*

         5.      September 6, 1994 note from Ronald S. Haft to the Issuer.*

         6. September 12, 1994 Complaint filed in Delaware Chancery Court (without attachments).*

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CUSIP No. 237415-10-4             13D-Amend.6                  Page 6 of 8 Pages




         7. September 12, 1994 letter from Ronald S. Haft to members of the Executive Committee of Issuer's Board of Directors (without attachment).*

         8.      September 14, 1994 Standstill Agreement.*

         9. July 29, 1994 Stock Pledge Agreement between Herbert H. Haft and Ronald S. Haft, and First Union National Bank.*

         10. Stipulation and Agreement of Compromise, Settlement and Release dated January 19, 1995 in Ronald S. Haft v. Dart Group Corporation, and Alan R. Kahn and The Tudor Trust, derivatively on behalf of Dart Group Corporation, C.A. No. 13736 (Del. Ch.).*

         11. March 10, 1995 letter from Victor F. Battaglia to Chancellor William T. Allen.*

         12. Voting Trust Agreement, dated as of October 6, 1995, by and among Ronald S. Haft, Dart Group Corporation and Larry G. Schafran and Sidney B. Silverman, as initial voting trustees.

         13. Settlement Agreement, dated as of October 6, 1995, by and between Dart Group Corporation and Ronald S. Haft.

         14. Buy/Sell/Offering Agreement, dated as of October 6, 1995, by and between Dart Group Corporation and Ronald S. Haft.

         15. Promissory Note, dated October 6, 1995, executed by Ronald S. Haft in favor of Dart Group Corporation in the principal amount of $27,389,672.00.

         16. Stock and Trust Certificate Pledge Agreement, dated as of October 6, 1995, made by Ronald S. Haft in favor of Larry G. Schafran and Sidney B. Silverman, as collateral agents and bailees for Dart Group Corporation and Cabot-Morgan Real Estate Company.


-------------------------------------------

* Previously filed.

                                   SIGNATURE.


         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this Statement is true, complete and correct.



October 13, 1995                        /s/Ronald S. Haft
                                        ---------------------------------------
                                        Ronald S. Haft


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CUSIP No. 237415-10-4               13D-Amend.6                Page 7 of 8 Pages





                                 EXHIBIT INDEX


         Exhibit                                                                                Page
         -------                                                                                ----
1.       Letter dated September 6, 1994, from Ronald
         S. Haft to Herbert H. Haft.*

2.       Letter dated September 6, 1994 from Ronald S.
         Haft to members of the Board of the Issuer.*

3.       July 28, 1993 proxy from Ronald S. Haft to
         Herbert Haft.*

4.       July 28, 1993 note from Ronald S. Haft to
         Herbert Haft.*

5. September 4, 1994 note from Ronald S. Haft to the Issuer.*

6.       Complaint filed in Delaware Chancery Court on
         September 12, 1994 (without attachments.)*

7. September 12, 1994 letter from Ronald S. Haft to members of the Executive Committee of Issuer's
         Board of Directors (without attachment).*

8.       September 14, 1994 Standstill Agreement*

9.       July 29, 1994 Stock Pledge Agreement between
         Herbert H. Haft and Ronald S. Haft, and First
         Union National Bank.*

10. Stipulation and Agreement of Compromise, Settlement and Release dated January 19, 1995 in Ronald S. Haft
         v. Dart Group Corporation and Alan R. Kahn and The
         Tudor Trust derivatively on behalf of Dart Group
         Corporation, C.A. No. 13736 (Del. Ch.).*

11. March 10, 1995 letter from Victor F. Battaglia to Chancellor William T. Allen.*




--------------------------

* Previously filed.

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CUSIP No. 237415-10-4                13D-Amend.6               Page 8 of 8 Pages





12. Voting Trust Agreement, dated as of October 6, 1995, by and among Ronald S. Haft, Dart Group Corporation and
         Larry G. Schafran and Sidney B. Silverman, as initial voting trustees.

13. Settlement Agreement, dated as of October 6, 1995, by and between Dart Group Corporation and Ronald S. Haft.

14. Buy/Sell/Offering Agreement, dated as of October 6, 1995, by and between Dart Group Corporation and Ronald S. Haft.

15.      Promissory Note, dated October 6, 1995, executed by
         Ronald S. Haft in favor of Dart Group Corporation in the principal amount of $27,389,672.00.

16.      Stock and Trust Certificate Pledge Agreement, dated as of
         October 6, 1995, made by Ronald S. Haft in favor of Larry
         G. Schafran and Sidney B. Silverman, as collateral agents and bailees for Dart Group Corporation and Cabot-Morgan
         Real Estate Company.